Filed Pursuant to Rule 433

Registration No. 333-205139-01

June 6, 2017

Pricing Term Sheet

Issuer:	Union Electric Company
Expected Ratings (Moody’s/S&P)*:	A2/A
Trade Date:	June 6, 2017
Settlement Date:	June 15, 2017 (T+7)**
Issue:	2.950% Senior Secured Notes due 2027
Security:	The Senior Secured Notes will be secured by a series of the Issuer’s first mortgage bonds until the release date.
Principal Amount:	$400,000,000
Coupon (Interest Rate):	2.950% per annum
Maturity:	June 15, 2027
Benchmark Treasury:	2.375% due May 15, 2027
Benchmark Treasury Price:	102-03+
Benchmark Treasury Yield:	2.138%
Spread to Treasury:	+85 basis points
Re-offer Yield:	2.988%
Offering Price (Issue Price):	99.674%
Interest Payment Dates:	June 15 and December 15, commencing December 15, 2017
Optional Redemption:

Prior to March 15, 2027, at any time at the greater of (1) 100% of the principal amount or (2) the sum of the present values of the remaining scheduled payments of principal and interest that would be payable on any Senior Secured Notes to be redeemed if such Senior Secured Notes matured on March 15, 2027 discounted at the Adjusted Treasury Rate plus 15 basis points, in each case plus accrued and unpaid interest, and on or after March 15, 2027, at any time at 100% of the principal amount plus accrued and unpaid interest

CUSIP / ISIN:	906548 CM2 / US906548CM25
Joint Bookrunners:	Barclays Capital Inc.
RBC Capital Markets, LLC
Wells Fargo Securities, LLC
Goldman Sachs & Co. LLC
Morgan Stanley & Co. LLC
SMBC Nikko Securities America, Inc.
Co-Managers:	Academy Securities, Inc.
CastleOak Securities, L.P.
Samuel A. Ramirez & Company, Inc.

The terms “release date” and “Adjusted Treasury Rate” have the meanings ascribed to those terms in the Issuer’s Preliminary Prospectus Supplement, dated June 6, 2017.

*A security rating is not a recommendation to buy, sell or hold securities and should be evaluated independently of any other rating.  The rating is subject to revision or withdrawal at any time by the assigning rating organization.

**  The Issuer expects to deliver the Senior Secured Notes against payment for the Senior Secured Notes on or about the Settlement Date specified above, which will be the seventh business day following the date hereof.  Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to a trade expressly agree otherwise.  Accordingly, purchasers who wish to trade Senior Secured Notes on the date hereof or the next three succeeding business days will be required, by virtue of the fact that the Senior Secured Notes are expected to initially settle in T+7, to specify alternative settlement arrangements to prevent a failed settlement.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov.  Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll-free at 1-888-603-5847, RBC Capital Markets, LLC toll-free at 1-866-375-6829, Wells Fargo Securities, LLC toll-free at 1-800-645-3751, Goldman Sachs & Co. LLC toll-free at 1-866-471-2526, Morgan Stanley & Co. LLC toll-free at 1-866-718-1649 and SMBC Nikko Securities America, Inc. toll-free at 1-888-868-6856.